                                        This filing is made under Rule 424(b)(1)
                                                Commission File Number 333-73347




                                 250,000 SHARES

                                  [MIDWAY LOGO]

                                  COMMON STOCK

                                 $8.25 PER SHARE
--------------------------------------------------------------------------------

Midway Games Inc. is offering 250,000 shares of common stock with this prospectus. This is a firm commitment underwriting.

The common stock is listed on the New York Stock Exchange under the symbol "MWY." On March 31, 1999, the last reported sale price of the common stock on the New York Stock Exchange was $8 11/16 per share.


INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                                       Per Share        Total
                                       ---------        -----
Price to the public.................. $8.250             $2,062,500
Underwriting discount................  0.495                123,750
Proceeds to Midway ..................  7.755              1,938,750

--------------------------------------------------------------------------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                           [CIBC WORLD MARKETS LOGO]


                 The date of this prospectus is March 31, 1999.

                                TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
Risk Factors                                                               3
Forward-Looking Statements                                                10
Common Stock Market Price Data                                            10
Use of Proceeds                                                           11
Underwriting                                                              12
Legal Matters                                                             13
Experts                                                                   13
Commission Position Indemnification for Securities Act Liabilities        13
Where You Can Find More Information                                       14
Documents Incorporated by Reference                                       14

                                 --------------


     As used in this prospectus, the terms "we," "us," "our" and "Midway" mean Midway Games Inc., a Delaware corporation, and its subsidiaries (unless the context indicates a different meaning), and the term "common stock" means our common stock, $0.01 par value.

     Our principal executive offices are located at 3401 North California Avenue, Chicago, IL 60618. Our telephone number is (773) 961-2222.

     The underwriter is offering 250,000 shares of common stock subject to various conditions and may reject all or part of any order. The shares should be ready for delivery on or about April 5, 1999 against payment in immediately available funds. See "Underwriting."

     Most of the information about us that you need to know before you invest in the shares is not included in this prospectus. You should read the information identified under the headings "Where You Can Find More Information" and "Documents Incorporated by Reference" in order to get all the important information about us.

                                  RISK FACTORS

     You should carefully consider the following factors and the other information in this prospectus before deciding to invest in the shares.

OUR OPERATING RESULTS MAY FLUCTUATE FROM QUARTER TO QUARTER.

     We have experienced and expect to continue to experience significant quarterly fluctuations in net sales and other operating results due to a variety of factors, including:

     o variations in the level of market acceptance of our products;

     o delays and timing of product introductions;
     o fluctuations in our mix of products with varying profit margins;
     o the size and rate of growth of the consumer software market;
     o market acceptance of our products and those of our competitors and dedicated game platform manufacturers;
     o development and promotional expenses relating to the introduction of new products or enhancements of existing products;
     o changes in our pricing policies and those of our competitors;
     o the accuracy of our and retailers' forecasts of consumer demand; and
     o the timing of orders from major customers, order cancellations and delays in shipment.

     Our expense levels are based, in part, on our expectations regarding future sales and, as a result, operating results would be adversely affected by a decrease in sales or a failure to meet our sales expectations.

     On January 20, 1999, we announced the results of our second quarter for the 1999 fiscal year, and we indicated that the results for the second half of the 1999 fiscal year would be lower than the results for the same period in the 1998 fiscal year. On March 30, 1999, we announced that our revenues for the third quarter of the 1999 fiscal year are expected to be between $73 million and $75 million, compared to $94.3 million for the third quarter of fiscal 1998, and earnings for the third quarter of fiscal 1999 are expected to be between $0.01 and $0.03 per share, compared to $0.18 per share for the third quarter of fiscal 1998.

WE DEPEND ON MARKET ACCEPTANCE OF NEW PRODUCTS.

     Our success depends on generating revenue from new products and from enhancements of existing products. Video game products typically have market life spans of only three to twelve months. In addition, the process of developing software products like ours is extremely complex and is expected to become more complex and expensive in the future as new interactive entertainment platforms and technologies are introduced. Furthermore, consumer preferences for video games are difficult to predict, and few video game products achieve sustained market acceptance. We believe that the importance to our success of developing "hit" products will continue and increase in the future. We cannot assure you that the new products that we introduce will achieve any significant degree of market acceptance, or that the acceptance will be sustained for any meaningful period. For instance, we recently introduced some products which we anticipated would enjoy market success when introduced and in subsequent quarters. Some of these products, however, did not achieve market acceptance and some of the products that achieved initial market acceptance did not do so for any meaningful period of time. The failure of new products to gain market acceptance could have a material adverse effect on our operating results and financial condition.

WE MAY EXPERIENCE DELAYS IN INTRODUCING NEW PRODUCTS.

     From time to time, we have experienced delays in product introductions. We depend on a variety of design and technical personnel and other development components to introduce our new products and enhancements. The timing of a creative process is difficult to predict, and the increasingly complex products that we and our competitors introduce require increasing development time. It usually takes us six to 24 months to complete a new product's development from the time we approve a concept, and the amount of development time required is increasing as our products become more complex. We cannot assure you that we will be able to introduce new products and enhancements on a timely basis. For instance, some products that we expected to introduce during the second quarter of our 1999 fiscal year are now expected to be introduced to the market during our third fiscal quarter. Unanticipated delays could cause us to miss an important selling season for the delayed products, and we could schedule product promotions incorrectly. This could also affect our development schedule for other products. A significant delay in the introduction of one or more new products or enhancements could have a material adverse effect on our operating results and financial condition.

OUR MARKET IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE.

     The video game market, both in the coin-operated and home segments, experiences rapidly changing technology. We must continually anticipate and adapt our products to emerging technologies, including new hardware platforms, operating systems and media formats. When we choose to incorporate a new technology into our products or to publish or develop a product for a new platform, we may make a substantial development investment one to two years in advance of initial shipment of these products. We cannot assure you that we will be able to identify accurately which emerging technologies will gain widespread acceptance.

     If we invest in the development of a video game that does not achieve significant commercial success, our revenues from that product will be adversely affected, and we may not recover our development costs. If, on the other hand, we do not choose to pursue the development of products incorporating new technology or for new platforms that achieve significant commercial success, our revenue growth may also be adversely affected. In addition, consumers may defer purchasing home game software for use on existing platforms following the announcement of an introduction date for hardware platforms incorporating new technologies. We may not be able to obtain licenses to use new technologies. Accordingly, these announcements could adversely affect sales of our existing software products. We cannot assure you that we will be able to develop or acquire the expertise necessary to enable us to develop or market products for emerging technologies.

WE RELY ON OUR MORTAL KOMBAT PRODUCTS.

     Revenues from Mortal Kombat products accounted for approximately 19.1% of our total revenues during fiscal 1998, 22.0% during 1997 and 34.9% during 1996. If Mortal Kombat products fail to continue to sell, or if we fail to replace the Mortal Kombat products with additional products generating significant revenues, our business, operating results and financial condition could be materially and adversely affected.

OUR HOME VIDEO GAME BUSINESS EXPERIENCES SEASONAL VARIATIONS.

     Our home video game business is highly seasonal. Sales of home video games are typically significantly higher during the September and December quarters due to the year-end holiday buying season. Sales in other quarters are generally lower and vary significantly as a result of new product introductions and other factors. We cannot assure you that we will achieve consistent profitability on a quarterly or annual basis.

OUR MARKET IS HIGHLY COMPETITIVE.

     The video game business is intensely competitive and experiences the continuous introduction of new titles and the development of new technologies. Our ability to compete successfully in this market is based, in large part, upon our ability:

     o to select and develop popular titles;

     o to identify and obtain rights to commercially marketable intellectual properties; and

     o to adapt our products for use with new technologies.

     In addition, successful competition in our market is also based upon:

     o  price;
     o access to retail shelf space for home games;
     o product enhancements;
     o brand recognition;
     o marketing support; and
     o access to distribution channels.

     Our competitors vary in size from very small companies with limited resources to very large corporations with greater financial, marketing and product development resources than ours. We are often in competition with platform manufacturers and companies that we depend upon for distribution or other services. These companies may have an incentive to promote their own products in preference to ours.

     We believe that large diversified entertainment, cable and telecommunications companies, in addition to large software companies such as Microsoft, are increasing their focus on the interactive entertainment market, which will result in greater competition for us. In particular, many of our competitors are developing on-line interactive games and interactive networks that will be competitive with our interactive products. We cannot assure you that we will be able to compete successfully against current or future competitors. Competitive pressures that we face could materially and adversely affect our business and financial condition.

PRODUCT RETURNS AND PRICE ADJUSTMENTS COULD EXCEED OUR RESERVES.

     In our home video game business, we accept product returns for defective products and sometimes provide replacements, markdowns or other credits on varying terms in the event that the customer holds slow-moving inventory of our home games. At the time of product shipment, we establish reserves, including reserves under our policies for price protection and returns of defective products. These reserves are established according to estimates of the potential for future returns of products based on historical return rates, seasonality of sales, retailer inventories of our products and other factors. Product returns, markdowns and credits that exceed our reserves could have a material adverse effect on our business, operating results and financial condition. Although we maintain reserves which we believe to be adequate with respect to product returns and price reductions, we cannot assure you that the reserves established will not be exceeded.

WE FACE RISKS ASSOCIATED WITH OUR ACQUISITION STRATEGY.

     We have announced that our growth strategy may include acquiring other companies. Our success with this strategy depends on our ability to identify and negotiate attractive investments in businesses that we believe will complement or enhance our business. We cannot assure you that we will be able to:

     o properly identify and evaluate acquisition opportunities;
     o control costs and liabilities incurred with the acquisition of the new businesses or assets;
     o effectively manage growth from acquisitions; or
     o anticipate and evaluate the numerous risks involved in acquiring and operating a new business or asset.

     The focus on an acquisition strategy could divert our management's resources from more valuable projects. The acquisition of a costly or unproductive business or asset could materially and adversely affect our business.

WE DEPEND ON DEDICATED GAME PLATFORM MANUFACTURERS.

     We depend heavily on the manufacturers of dedicated video game platforms, who are our competitors. In fiscal 1998, 86% of our unit sales of software products for the home market were for use on the following 32- and 64-bit game platforms: Nintendo 64, Sony PlayStation and Sega Saturn. The balance of our home video game unit sales were primarily for the 16-bit Super Nintendo Entertainment System and Sega Genesis platforms, as well as for portable game systems. We expect that an increasing portion of our revenues in the coming years will be from games for 32- and 64-bit game platforms or new generations of game platforms. If the popularity of home video games on dedicated hardware platforms materially declines, or if we were to lose our license to publish software from Nintendo or Sony, our business would be materially and adversely affected.

     We are generally obligated to submit new games to the dedicated platform manufacturers for approval prior to development and manufacturing. Rejection or substantial delay by a dedicated platform manufacturer could have a material adverse effect on our financial condition and results of operations. We have not experienced any significant delays in the approval process for any of our games in the past. We cannot assure you, however, that we will not experience these delays in the future. The dedicated platform manufacturers may also limit the number of titles that we can release in any year, which may limit any future growth in sales.

     We depend on Nintendo, Sony and Sega for:

     o the protection of the intellectual property rights to their respective hardware platforms and technology;
     o their ability to control the proliferation of new titles by licensees and others; and
     o their ability to discourage unauthorized persons from producing software for the Nintendo, Sony and Sega platforms.

WE DEPEND ON THIRD PARTIES TO MANUFACTURE OUR PRODUCTS.

     We depend on third parties to manufacture the game cartridges and CD-ROMs for our home games. The manufacturing of our coin-operated games is performed for us by WMS Industries Inc. and its subsidiaries under contracts. We have not experienced any material delays or interruptions in the delivery of our products due to manufacturing delays or interruptions. It is possible, however, that manufacturing delays or interruptions could cause delays or interruptions in product delivery. If any significant delays occur, and we cannot substitute another manufacturer in time, delays could materially and adversely affect our business, operating results and financial condition. Unanticipated price increases from these manufacturers also could adversely affect our business.

WE RELY ON THIRD PARTIES TO DEVELOP SOME OF OUR HOME VIDEO GAME TITLES.

     Some of our home video games are designed by third parties. The number of titles developed by third parties varies from quarter to quarter. We cannot assure you that the number of titles that we acquired in any previous period will be sustained in the future. For instance, fewer titles developed by third party designers are expected to be released in the second half of the 1999 fiscal year than in the same period in the previous year. The failure to identify and acquire suitable titles from third party designers could adversely affect our revenues and business.

WE MAY BE UNABLE TO OBTAIN LICENSES FOR INTELLECTUAL PROPERTY.

     Some of our games are based on properties or trademarks owned by third parties, such as the National Basketball Association, National Football League, National Hockey League or their respective players' associations. Our future success may also depend upon our ability to obtain licenses for additional popular intellectual properties. There is competition for such licenses, and we cannot assure you that we will be successful in acquiring additional intellectual property rights with significant commercial value.

     Our intellectual property licenses generally require that we submit new products developed under licenses to the licensor for approval prior to release. Such approval is generally discretionary. Rejection or delay in approval of a product by a licensor could have a material adverse effect on our business, operating results and financial condition. While we have not experienced any significant delays in obtaining new product approvals from our licensors in the past, we cannot assure you that we will not experience delays in the future. The owners of intellectual property licensed by us generally reserve the right to protect such intellectual property against infringement.

WE DEPEND ON OUR KEY PERSONNEL.

     Our success depends to a significant extent upon the performance of senior management and on our ability to continue to attract, motivate and retain highly qualified software developers. The loss of services of senior management, highly qualified software developers or other key personnel could have a material adverse effect on us. Competition for highly skilled employees with technical, management, marketing, sales, product development and other specialized training is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. Specifically, we may experience increased costs in order to attract and retain skilled employees.

WE MAY HAVE CONFLICTS OF INTEREST WITH WMS INDUSTRIES INC.

     Some of our officers and directors are also officers, directors and stockholders of WMS and may be subject to various conflicts of interest. These conflicts include, among others, the performance by the two companies under their existing agreements with each other, as well as the negotiation of any agreements required to be entered into in the future between these two parties. We may also be subject to conflicts of interest arising from the relationship among us and WMS and our respective affiliates.

     Mr. Neil D. Nicastro, Midway's Chairman of the Board, President, Chief Executive Officer and Chief Operating Officer is also a director of and a consultant to WMS. Mr. Louis J. Nicastro, one of Midway's directors, is also the Chairman of the Board, President and Chief Executive Officer of WMS. Mr. Neil D. Nicastro is the son of Mr. Louis J. Nicastro. Mr. Harold H. Bach, Jr., Mr. Kenneth J. Fedesna and Mr. Orrin J. Edidin, officers of WMS and various of its affiliates, are also officers and employees of Midway. Mr. Bach and Mr. Fedesna are also directors of Midway. Each of Messrs. Bach, Fedesna and Edidin has duties and responsibilities with WMS that may conflict with time which might otherwise be devoted to his duties with Midway.

LITIGATION AGAINST US MAY HAVE UNFAVORABLE RESULTS.

     From time to time, we may be sued by third parties. Litigation against us, with or without merit, or instituted by us to enforce our licenses or to protect our trade secrets or know-how, is costly and time consuming. An adverse determination in a judicial or administrative proceeding could divert the attention of our management from more productive activities and could have a materially adverse effect on our business, financial condition and results of operations.

     On January 25, 1999, GT Interactive Software Corp., or GTIS, filed a lawsuit against us alleging breach of contract, tortious interference with prospective business relations, defamation and other related claims arising from the licensing arrangements between GTIS and us. In its complaint, GTIS sought compensatory and punitive damages and injunctive relief. On February 24, 1999, we filed motions to dismiss the suit. While we intend to defend ourselves vigorously against this suit, we cannot assure you that we will prevail.

WE MAY EXPERIENCE ADVERSE EFFECTS OF THE YEAR 2000 COMPUTER PROBLEM.

     Many currently installed software programs and embedded programs in electronic systems will not work properly when processing dates later than December 31, 1999. This problem results from using only two digits in a computer program to represent the year in a date and assuming 19 to be the first two digits of the year. Methods of correcting the problem include replacing the system or rewriting the program to provide four digits to express the year in any dates.

     Readiness and Costs. Since 1996, we have worked with WMS, which provides our Chicago information services, to make our hardware and software systems year 2000 compliant. We have made the systems used by one of our subsidiaries, Atari Games Corporation, compliant with a software upgrade, and we expect to complete testing of the systems by June 1999 at a nominal cost. Also, we have made the accounting and finance systems used by our other major subsidiary, Midway Home Entertainment, Inc., year 2000 compliant at a nominal cost. We plan to make the remaining systems, such as the customer interface and shipping systems, compliant by July 1999 with a software upgrade at a nominal cost.

     We believe that there are no year 2000 issues with the functionality of any of our products that we have sold in the past or will sell in the future.

     WMS provides contract manufacturing services to us. WMS has assured us in writing that the systems used in their contract manufacturing are year 2000 compliant. WMS also has notified us that the assembly of our coin-operated video games should not be affected by malfunctioning tools or equipment using embedded microprocessors, because the assembly process does not heavily rely on these tools or equipment.

     We may be exposed to year 2000 problems because we rely on distributors, large customers, utilities and coin-operated video game component suppliers. We are in the process of contacting our suppliers and major customers to assess the potential problem, if any. We have not determined our customers' or suppliers' levels of year 2000 readiness at this time.

     Risks and Contingency Plans. If any of our systems should fail as a result of any undetected year 2000 problems, we do not have an advance contingency plan. We intend to correct any problems resulting from these failures immediately, if they occur. We cannot determine the effect of any unforeseen failure. If any of our suppliers experience a year 2000 problem affecting us, at worst we would expect a short-term delay in shipments of affected products. In addition, our large customers are sophisticated, and we believe that they would quickly remedy any year 2000 problems. Therefore, we do not believe that orders would be delayed significantly.

     This discussion of year 2000 readiness and exposure contains some forward-looking statements concerning future conditions and our business outlook based on currently available information that involve risks and uncertainties. The actual state of our year 2000 readiness and exposure could differ materially from that anticipated in the forward-looking statements as a result of these risks and uncertainties, among others:

     o our ability to obtain parts and essential utilities;
     o our ability to make deliveries;
     o our ability to communicate with business partners;
     o the level of year 2000 readiness of suppliers, customers and other business partners; and
     o the other risks described elsewhere in this Risk Factors section.

EFFECTS OF ANTI-TAKEOVER PROVISIONS COULD INHIBIT THE ACQUISITION OF MIDWAY.

     Midway's management could use several charter or statutory provisions and agreements as anti-takeover devices to discourage, delay or prevent a change in control of Midway. The use of these provisions and agreements could adversely affect the market price of the common stock:

     Blank Check Preferred Stock. Our certificate of incorporation, as amended, authorizes the issuance of 5,000,000 shares of preferred stock with designations, rights and preferences that may be determined from time to time by the board of directors. Accordingly, our board has broad power, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the common stock. Our board has no current plans, agreements or commitments to issue any shares of preferred stock.

     Rights Plan. Under a rights agreement with The Bank of New York, each share of our common stock has an accompanying right to purchase, upon acquisitions of beneficial ownership of 15% or more of the common stock, convertible preferred stock that permits each holder to receive common stock at half price. We can redeem the rights at $0.01 per right, subject to certain conditions, at any time. The rights expire in 2007.

     Classified Board. Our certificate of incorporation provides for a classified board of directors. Upon the expiration of staggered terms, approximately one third of Midway's directors are elected for three year terms to succeed those directors whose terms expire. This means that a person could not obtain control of our board until the second annual stockholders' meeting after acquiring a majority of the voting stock.

     Other Charter Provisions. Our certificate of incorporation also provides that:

     o directors may be removed only for cause and only by an affirmative vote of at least 80% of outstanding common stock;
     o any vacancy on the board may be filled only by a vote of a majority of the remaining directors then in office;
     o there may be no stockholder action by written consent;
     o only the President, the Chairman of the Board or the board may call special meetings of stockholders, and the only business permitted to be conducted at stockholder meetings is business brought before the meeting by or at the direction of the board;

     o stockholders must follow an advance notice procedure for the submission of director nominations and other business to be considered at an annual meetings of stockholders;
     o either a majority vote of the board or an affirmative vote of at least 80% of outstanding common stock is needed in order to adopt, amend or repeal our bylaws; and
     o an affirmative vote of 80% of outstanding common stock is needed in order to adopt, amend or repeal the above provisions.

     Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with anyone who owns at least 15% of its common stock for a period of three years after that person has acquired the 15% ownership, unless the business combination is approved by the board before the person acquires the 15% ownership or later by the board and two-thirds of the stockholders of the public corporation.

VOLATILITY OF OUR STOCK PRICE COULD ADVERSELY AFFECT THE PRICE OF OUR STOCK.

     As reflected under the heading "Common Stock Market Price Data" in this prospectus, the market price of our common stock has experienced and may continue to experience wide fluctuations. Factors affecting our stock price may include:

     o actual or anticipated variations in our operating results;
     o variations in the level of market acceptance of our products;
     o delays and timing of product introductions;
     o changes in recommendations or earning estimates by securities analysts;
     o conditions and trends in our industry;
     o general market or economic conditions; or
     o other factors.

SHARES AVAILABLE FOR SALE IN THE FUTURE COULD HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF OUR COMMON STOCK.

     We have 100,000,000 authorized shares of common stock, of which 37,802,000 shares were issued and outstanding as of March 3, 1999, excluding 698,000 treasury shares. If all of our issued and outstanding stock options were exercised as of that date, approximately 42,510,000 shares of common stock would be outstanding. Our board of directors has broad discretion with respect to the issuance of the remaining authorized but unissued shares, including discretion to issue such shares in compensatory and acquisition transactions. If we seek financing through the sale of our securities, our then current stockholders may suffer dilution in their percentage ownership of our common stock. In addition, the future issuance, or even the potential issuance, of shares at a price below the then current market price may have a depressive effect on the future market price of our common stock.

OUTSTANDING STOCK OPTIONS MAY DILUTE OUR COMMON STOCK AND DEPRESS ITS MARKET PRICE.

     As of March 3, 1999, we had outstanding options to purchase an aggregate of approximately 4,700,000 shares of common stock exercisable at an average exercise price of approximately $13.60 per share. Our stock option and stock incentive plans also authorize the grant of options to purchase approximately an additional 2,000,000 shares of common stock. During the terms of our outstanding options, the holders are given the opportunity to profit from a rise in the market price of the common stock. The terms of our outstanding options currently average approximately nine years. The holders of options would be most likely to exercise them and purchase the common stock at a time when we could obtain capital by a new offering of securities on terms more favorable to us than those provided by the options. Consequently, the terms on which we could obtain additional capital during such periods may be adversely affected.

                           FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus contains "forward-looking statements" within the meaning of the federal securities laws. These statements may be found under the headings "Risk Factors" and "Use of Proceeds," as well as in the information incorporated by reference in this prospectus. These statements describe our beliefs concerning future business conditions and our business outlook based on currently available information. We do not intend to update the forward-looking statements included in this prospectus. Forward-looking statements typically are identified by use of terms such as "may," "will," "expect," "anticipate," "believe," "estimate," and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors. These factors include the following:


     o our ability to design and introduce new game titles on schedule;
     o market acceptance of new products;
     o the financial strength of the amusement games industry;
     o our ability to adapt to technological change;
     o our dependence on dedicated platforms; and
     o the success of planned advertising, marketing and promotional campaigns.

     You should also consider carefully the statements under the caption "Risk Factors" and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements.


                         COMMON STOCK MARKET PRICE DATA

     Our common stock has traded publicly on the New York Stock Exchange under the symbol "MWY" since October 30, 1996, following our initial public offering. The following table shows the high and low sale prices of our common stock for the periods indicated as reported on the NYSE:


                                                        High         Low
                                                        ----         ---
Fiscal Year Ended June 30, 1997
     Section Quarter (commencing October 30, 1996)   $ 25 1/2     $ 18 3/8
     Third Quarter                                     21           15
     Fourth Quarter                                    23 1/2       15 1/8
Fiscal Year Ended June 30, 1998
     First Quarter                                     26 13/16     18 3/8
     Second Quarter                                    26 3/4       16 1/2
     Third Quarter                                     25 1/4       17 1/8
     Fourth Quarter                                    25 11/16     12
Fiscal Year Ending June 30, 1999
     First Quarter                                     17 1/4        9 5/16
     Second Quarter                                    13 1/16       9
     Third Quarter                                     11 5/16       7 5/8

     On March 31, 1999, the last reported sale price of the common stock on the NYSE was $8 11/16 per share. On that date, there were approximately 1,500 holders of record of the common stock.

                                 USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $1.9 million. "Net proceeds" is what we expect to receive after paying the underwriting discount and the other expenses of this offering.

     We will use these net proceeds for our general corporate purposes. These general corporate purposes may include, among other things, financing for future acquisitions of companies or other properties in accordance with our business objectives and strategy, capital expenditures and working capital. The timing and amount of our actual expenditures will be based on many factors, including the identification and availability of satisfactory acquisition opportunities and the level of cash flow from operations. Until we use the net proceeds of the offering, we will invest the net proceeds in money market securities or other appropriate short-term investments.

                                  UNDERWRITING

     We have entered into an underwriting agreement with CIBC Oppenheimer Corp. The underwriting agreement provides for a firm commitment underwriting. This means that the underwriter has agreed to purchase all of the shares offered by this prospectus if any are purchased.

     The underwriter has advised us that it proposes to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the underwriter may offer some of the shares to securities dealers at the same price less a concession of $0.29 per share. The underwriter may also allow, and those dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the shares are released for sale to the public, the underwriter may change the offering price and other selling terms at various times.

     The underwriter will purchase the shares offered by this prospectus at the public offering price that appears on the cover page of this prospectus, less the underwriting discount of $0.495 per share. We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $35,000. We have also agreed to indemnify the underwriter against some liabilities, including liabilities under the Securities Act.

     Any shares offered by this prospectus will be listed on the New York Stock Exchange, subject to official notice of issuance.

     Each share is sold together with certain stock purchase rights. These rights are described in a registration statement on Form 8-A (File No. 1-12367) which we filed with the SEC on October 30, 1996 and amended on Form 8-A/A filed April 20, 1998. See "Documents Incorporated by Reference."

     Rules of the Securities and Exchange Commission may limit the ability of the underwriter to bid for or purchase shares before the distribution of the shares is completed. However, the underwriter may engage in the following activities in accordance with the rules:

     o Stabilizing transactions -- The underwriter may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.
     o Syndicate covering transactions -- The underwriter may create a short position in the common stock by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the underwriter may engage in syndicate covering transactions by purchasing the common stock in the open market.
     o Penalty bids -- If the underwriter purchases shares in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the selling group members who sold those shares as part of this offering.

     Stabilization and syndicate covering transactions may cause the price of the common stock to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the common stock if it discourages resales of the shares.

     Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of the common stock. These transactions may occur on the NYSE or otherwise. If these transactions are commenced, they may be discontinued without notice at any time.

     In the ordinary course of their business, the underwriter has provided investment and commercial banking and financial advisory services to us and to WMS, for which it has received customary compensation and expense reimbursement, and it may do so again in the future. Richard D. White, a managing director of the underwriter and of CIBC Wood Gundy Capital Corp., an affiliate of the underwriter, is a director of Midway and a member of our audit and negotiating committees. Mr. White holds options to purchase 35,000 shares of common stock.

                                  LEGAL MATTERS

     The validity of the shares offered by this prospectus has been passed upon by our counsel, Shack & Siegel, P.C., New York, New York. As of March 3, 1999, shareholders of Shack & Siegel, P.C. hold a total of 10,990 shares of common stock and options to purchase 35,000 shares of common stock. Certain legal matters in connection with this offering will be passed upon for the underwriter by Morgan, Lewis & Bockius LLP, New York, New York.


                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended June 30, 1998, as set forth in their report, which is incorporated in this prospectus by reference. We incorporated our consolidated financial statements by reference in reliance on their report, given on their authority as experts in accounting and auditing.


      COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Under the provisions of agreements, our directors and officers have the right to indemnification for some liabilities arising under the Securities Act. In addition, our certificate of incorporation and our by-laws provide that we must, to the fullest extent permitted by the Delaware General Corporation Law, indemnify and advance certain expenses to any and all persons whom we have power to indemnify under section 145 of the Delaware General Corporation Law from the expenses, liabilities or other matters referred to in or covered by that section. Insofar as indemnification under the provisions described above for liabilities arising under the Securities Act may be permitted to directors, officers or persons considered to control us, the SEC has informed us that, in its opinion, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering (File No. 333-73347). In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's Internet site found at "http://www.sec.gov" and can be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005.

     This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of Midway, the reference may not be complete, and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.


                       DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the SEC will update and supersede this information.

     We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is terminated:

     - Our annual report on Form 10-K for the year ended June 30, 1998, including the exhibits.

     - Our quarterly reports on Form 10-Q for the fiscal quarters ended September 30, 1998 and December 31, 1998.

     - Our current report on Form 8-K dated March 30, 1999.

     - The description of our common stock and accompanying rights contained in our registration statement on Form 8-A (File No. 1-12367) filed on October 30, 1996 and amended on Form 8-A/A filed on April 20, 1998.

     We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference in this prospectus. You may request copies of this information in writing or orally, and we will provide it at no cost. You may contact us at:

         Midway Games Inc.
         3401 North California Avenue
         Chicago, IL 60618
         Attention: Vice President--Finance.
         Telephone:  (773) 961-2222

--------------------------------------------------------------------------------






[MIDWAY LOGO]




MIDWAY GAMES INC.

                                          [CIBC WORLD MARKETS LOGO]
    250,000 SHARES

     COMMON STOCK



---------------------------

PROSPECTUS
---------------------------


March 31, 1999




--------------------------------------------------------------------------------

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.